Exhibit 17.1

Harry L. You

[address]

[email]

March 15, 2023

To the Board of Directors of

dMY Squared Technology Group, Inc. (the “Company”)

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

To the Members of the Board of Directors,

I am hereby informing you that I am tendering my resignation as a Co-Chief Executive Officer of the Company effective immediately. In order to reduce my time commitment and avoid overboarding concerns under proxy advisor and other institutional investor policies, I have decided to resign as an officer of the Company. However, my decision to resign as an officer of the Company is a personal decision and is not the result of any disagreements with the Board of Directors, other officers of the Company (including the Company’s Co-Chief Executive Officer, Niccolo de Masi) or relating to the Company’s operations, policies or practices.

It is with great enthusiasm that I look forward to continue serving on the Board of Directors as a member and Chairman working alongside the other members of the Board of Directors to continue working in the interest of the Company and to take strategic actions to create sustainable long-term shareholder value.

Sincerely yours,

Harry L. You